UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-39151

EHANG HOLDINGS LIMITED

11/F Building One, EHang Technology Park

No. 29 Bishan Blvd., Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EHang Announces Transition of Zhao Wang to Chief Operating Officer as Xin Fang Resigns as Co-Chief Operating Officer

EHang Holdings Limited (“EHang” or the “Company”) today announced the resignation of Mr. Xin Fang as Co-Chief Operating Officer, effective on June 13, 2024. Mr. Fang resigned for his personal reasons and not due to any disagreement with the Company relating to its operations, policies or practices. The Company would like to thank Mr. Fang for his service and wish him all the best in his future endeavors. Upon Mr. Fang’s resignation, Mr. Zhao Wang will transition from the role of Co-Chief Operating Officer to Chief Operating Officer, also effective on June 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ Conor Chia-hung Yang
Name:	Conor Chia-hung Yang
Title:	Chief Financial Officer

Date: June 14, 2024